FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 07, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

APRIL 7, 2016

THE ROYAL BANK OF SCOTLAND GROUP PLC AND THE ROYAL BANK OF SCOTLAND PLC TENDER OFFERS FOR CERTAIN U.S. DOLLAR SECURITIES: ANNOUNCEMENT OF FINAL RESULTS

On March 30, 2016, The Royal Bank of Scotland Group plc ("RBSG plc") and The Royal Bank of Scotland plc ("RBS plc") (each an "Offeror" and together, the "Offerors") separately invited holders of the securities issued by them and listed below (the "Securities") to tender any and all of their Securities for purchase by the relevant Offeror for cash (each an "Offer" and together, the "Offers") on the terms of, and subject to the conditions set forth in the tender offer memorandum dated March 30, 2016 (the "Tender Offer Memorandum"). Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

Further to such invitation, the Offerors announced at 11:00 a.m. (New York City time) on April 6, 2016 the Fixed Spread Purchase Price in respect of the 2019 Notes, the 2020 Notes and the 2021 Notes. According to information provided by the Tender Agent for the Offers, U.S.$591,378,000 aggregate principal amount of the 2017 Notes, U.S.$530,196,000 aggregate principal amount of the 2019 Notes, U.S.$53,069,000 aggregate principal amount of the 2020 Notes and U.S.$31,368,000 aggregate principal amount of the 2021 Notes were validly tendered by the Expiration Deadline and not validly withdrawn, which amounts include U.S.$300,000 aggregate principal amount of the 2019 Notes, U.S.$238,000 aggregate principal amount of the 2020 Notes and U.S.$2,000 aggregate principal amount of the 2021 Notes that remain subject to the guaranteed delivery procedures described in the Tender Offer Memorandum.

The following table sets forth certain information relating to pricing of the Offers, as announced yesterday, April 6, 2016 as well as results of the Offers.

Title of Fixed Rate Note	Issuer and Offeror	ISIN	CUSIP	Principal Amount Outstanding	2017 Notes Purchase Price*	Aggregate Principal Amount Accepted for Purchase
1.875% Senior Notes due 2017 ("2017 Notes")..............	The Royal Bank of Scotland Group plc	US780099CG09	780099CG0	U.S.$700,000,000	U.S.$1,005 per U.S.$1,000 principal amount	U.S.$591,378,000

Title of Fixed Rate Note	Issuer and Offeror	ISIN	CUSIP	Principal Amount Outstanding	Fixed Spread	Fixed Spread Purchase Price*	Aggregate Principal Amount Accepted for Purchase
6.40% Senior Notes due 2019 ("2019 Notes")..........................	The Royal Bank of Scotland Group plc	US780097AW11	780097AW1	U.S.$1,500,000,000	+185 basis points	U.S.$1,123.16 per U.S.$1,000 principal amount	U.S.$530,196,000
5.625% Senior Notes due 2020 ("2020 Notes")..........................	The Royal Bank of Scotland plc	US78010XAE13	78010XAE1	U.S.$429,740,000	+125 basis points	U.S.$1,131.61 per U.S.$1,000 principal amount	U.S.$53,069,000
6.125% Senior Notes due 2021 ("2021 Notes")..........................	The Royal Bank of Scotland plc	US78010XAK72	78010XAK7	U.S.$321,248,000	+135 basis points	U.S.$1,159.85 per U.S.$1,000 principal amount	U.S.$31,368,000

* Per U.S.$1,000 principal amount. In addition to the 2017 Notes Purchase Price or the Fixed Spread Purchase Price, as applicable, holders will receive accrued and unpaid interest (if any) on the relevant Securities from (and including) the immediately preceding interest payment date for such Securities to (but excluding) the Settlement Date. If the Settlement Date occurs on or after a regular record date for the payment of interest on any series of Securities and on or before the related interest payment date for such series of Securities, holders who tender Securities that they held on any such regular record date and which are accepted for purchase pursuant to the relevant Offer, will not receive any accrued and unpaid interest on such Securities on such interest payment date, but instead will receive the Accrued Interest on the Settlement Date.

FURTHER INFORMATION

Lucid Issuer Services Limited has been appointed by the Offerors as Tender Agent (the "Tender Agent") for the purposes of the Offers.

RBS Securities Inc., an affiliate of the Offerors, has been appointed as Global Arranger and Lead Dealer Manager in connection with the Offers. Goldman, Sachs & Co. has been appointed as Dealer Manager and ABN AMRO Bank N.V., Banca IMI S.p.A., Société Générale and UniCredit Bank AG have been appointed as the Co-Dealer Managers (the "Co-Dealer Managers") (together with the Global Arranger and Lead Dealer Manager and the Dealer Manager, the "Dealer Managers") in connection with the Offers.

Requests for information in relation to the Offers should be directed to:

GLOBAL ARRANGER AND LEAD DEALER MANAGER

RBS Securities Inc.
600 Washington Boulevard
Stamford, CT 06901
United States
Attention: Liability Management
Email: USliabilitymanagement@rbs.com
In the United States: +1 (203) 897-2963
In Europe: +44 20 7085 3781

DEALER MANAGER

Goldman, Sachs & Co.
200 West Street
New York, NY 10282
United States
Attention: Liability Management Group
In the United States:
Toll Free: +1 (800) 828-3182
Collect: +1 (212) 902-5183
In Europe: Telephone: +44 (0) 20 7774 9862
E-mail: liabilitymanagement.eu@gs.com

TENDER AGENT
Lucid Issuer Services Limited Tankerton Works 12 Argyle Walk London WC1H 8HA United Kingdom +44 20 7704 0880 Attention: David Shilson Email: rbs@lucid-is.com

NOTICE

Subject to applicable law, the Offeror or any of its affiliates may at any time and from time to time following completion of the Offers purchase remaining outstanding Securities by tender, in the open market, by private agreement or otherwise on such terms and at such prices as the Offeror or, if applicable, its affiliates may determine. Such terms, consideration and prices may be more or less favorable than those offered pursuant to the Offers.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 April 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary